EXHIBIT 21.1
SUBSIDIARIES OF GLOBAL CASH ACCESS HOLDINGS, INC.

Name	Jurisdiction of Incorporation or Organization

Global Cash Access, Inc.	Delaware
Cash Systems, Inc.	Delaware, Minnesota
Global Cash Access (Canada) Inc.	Ontario, Canada
Innovative Funds Transfer, LLC*	Delaware
Global Cash Access (Panama), Inc.	Panama
Game Financial Caribbean, N.V.	Netherlands, Antilles
Global Cash Access (Belize), Limited	Belize
Central Credit, LLC	Delaware
Global Cash Access (GCA BVI) Inc.	British Virgin Islands
Arriva Card, Inc.	Delaware
Global Cash Access Switzerland A.G.	Switzerland
Global Cash Access (HK) Ltd.	Hong Kong
GCA (Macau) S.A.	Macau SAR
Global Cash Access (Belgium) S.A.	Belgium
Global Cash Access (UK) Limited	United Kingdom
Global Cash Access (SA) (Pty) Ltd.	South Africa

*	joint venture